UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Gulf United Energy, Inc.
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(Name of Issuer)

Common Stock, par value $.001
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(Title of Class of Securities)

402580104
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(CUSIP Number)

P.O. Box 22165
Houston, Texas 77227-2165
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2010
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 402580104

1. Names of Reporting Person: Rodeo Resources LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3. SEC Use Only.

4. Citizenship or Place of Organization: Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	0

	6.	Shared Voting Power.	17,800,000(1)

	7.	Sole Dispositive Power.	0

	8.	Shared Dispositive Power.	17,800,000(1)

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 17,800,000(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11. Percent of Class Represented by Amount in Row (9):  8.0%(2)

12. Type of Reporting Person:  PN

(1)
Includes 5,000,000 shares of Issuer common stock to be issued to Rodeo Resources LP at a later date pursuant to an assignment agreement, dated March 12, 2010, by and among Rodeo Resources LP, the Issuer, and other third parties.

(2)
Based on 222,203,000 shares of common stock of the Issuer beneficially outstanding as of March 18, 2010, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2010, as amended March 23, 2010.

CUSIP No.: 402580104

1. Names of Reporting Person: Rodeo Resources GP, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3. SEC Use Only.

4. Citizenship or Place of Organization: Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	0

	6.	Shared Voting Power.	17,800,000(1)

	7.	Sole Dispositive Power.	0

	8.	Shared Dispositive Power.	17,800,000(1)

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 17,800,000(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11. Percent of Class Represented by Amount in Row (9):  8.0%(2)

12. Type of Reporting Person:  OO

(1)
Includes 5,000,000 shares of Issuer common stock to be issued to Rodeo Resources LP at a later date pursuant to an assignment agreement, dated March 12, 2010, by and among the Rodeo Resources LP, the Issuer, and other third parties.

(2)
Based on 222,203,000 shares of common stock of the Issuer beneficially outstanding as of March 18, 2010, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2010, as amended March 23, 2010.

CUSIP No.: 402580104

1. Names of Reporting Person: Jimmy Don Ford

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3. SEC Use Only.

4. Citizenship or Place of Organization: United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	0

	6.	Shared Voting Power.	17,800,000(1)

	7.	Sole Dispositive Power.	0

	8.	Shared Dispositive Power.	17,800,000(1)

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 17,800,000(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11. Percent of Class Represented by Amount in Row (9):  8.0%(2)

12. Type of Reporting Person:  IN

(1)
Includes 5,000,000 shares of Issuer common stock to be issued to Rodeo Resources LP at a later date pursuant to an assignment agreement, dated March 12, 2010, by and among Rodeo Resources LP, the Issuer, and other third parties.

(2)
Based on 222,203,000 shares of common stock of the Issuer beneficially outstanding as of March 18, 2010, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2010, as amended March 23, 2010.

CUSIP No.: 402580104

1. Names of Reporting Person: Melinda Lightsey Ford

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3. SEC Use Only.

4. Citizenship or Place of Organization: United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	0

	6.	Shared Voting Power.	17,800,000(1)

	7.	Sole Dispositive Power.	0

	8.	Shared Dispositive Power.	17,800,000(1)

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 17,800,000(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11. Percent of Class Represented by Amount in Row (9):  8.0%(2)

12. Type of Reporting Person:  IN

(1)
Includes 5,000,000 shares of Issuer common stock to be issued to Rodeo Resources LP at a later date pursuant to an assignment agreement, dated March 12, 2010, by and among Rodeo Resources LP, the Issuer, and other third parties.

(2)
Based on 222,203,000 shares of common stock of the Issuer beneficially outstanding as of March 18, 2010, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2010, as amended March 23, 2010.

Item 1.

(a)	Name of Issuer: Gulf United Energy, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: P.O. Box 22165, Houston, Texas 77227-2165

Item 2.

(a)	Name of Person Filing:

This statement (the “Statement”) is being jointly filed by the following persons (the “Reporting Persons”):

(i)	Rodeo Resources LP, is a Delaware limited partnership and directly owns the 17,800,000 shares of Issuer common stock reported in this Statement.

(ii)	Rodeo Resources GP, LLC, is a Delaware limited liability company and the sole general partner of Rodeo Resources LP.

(iii)	Jimmy Don Ford, is a United States citizen and a managing member of Rodeo Resources GP, LLC.

(iv)	Melinda Lightsey Ford, is a United States citizen and a managing member of Rodeo Resources GP, LLC.

The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the shares of common stock reported herein.  Each of the Reporting Persons disclaims beneficial ownership with respect to any shares other than the shares of common stock owned directly by such Reporting Person.

(b)	Address of Principal Business Office or, if none, Residence: The address for each of the Reporting Persons is 1222 Barkdull St., Houston, Texas 77006

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: This Statement relates to the common stock of the Issuer, par value $0.001 per share

(e)	CUSIP Number: 402580104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	❑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	❑	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	❑	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	❑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	❑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	❑	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	❑	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	❑	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);
(j)	❑	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2.  The Percentage Ownership of each Reporting Person is based on 222,203,000 shares of common stock of the Issuer beneficially outstanding as of March 18, 2010, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2010, as amended March 23, 2010.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2010

Rodeo Resources LP

By: Rodeo Resources GP, LLC, its general partner

By:	/s/ JIMMY DON FORD
Name:	Jimmy Don Ford
Title:	Managing Member

Rodeo Resources GP, LLC

By:	/s/ JIMMY DON FORD
Name:	Jimmy Don Ford
Title:	Managing Member

Signature:	/s/ JIMMY DON FORD
Jimmy Don Ford

Signature:	/s/ MELINDA LIGHTSEY FORD
Melinda Lightsey Ford

EXHIBIT NO.	DOCUMENT

1	Joint Filing Agreement, dated as of March 26, 2010, among Rodeo Resources LP, Rodeo Resources GP, LLC, Jimmy Don Ford, and Melinda Lightsey Ford to file this joint statement on 13G.

Exhibit 1
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement of Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Gulf United Energy, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: March 26, 2010

Rodeo Resources LP

By: Rodeo Resources GP, LLC, its general partner

By:	/s/ JIMMY DON FORD
Name:	Jimmy Don Ford
Title:	Managing Member

Rodeo Resources GP, LLC

By:	/s/ JIMMY DON FORD
Name:	Jimmy Don Ford
Title:	Managing Member

Signature:	/s/ JIMMY DON FORD
Jimmy Don Ford

Signature:	/s/ MELINDA LIGHTSEY FORD
Melinda Lightsey Ford